UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

PG&E CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

69331C108

(CUSIP Number)

Cathy Yanni

Trustee

PG&E Fire Victim Trust

Two Embarcadero Center, Suite 1500

San Francisco, CA 94111

(888) 664-1152

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69331C108

1.	NAMES OF REPORTING PERSONS PG&E Fire Victim Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 67,743,590(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 67,743,590(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,743,590
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.39%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Excludes any additional shares that may be issued to PG&E Fire Victim Trust (the “Trust”) pursuant to the Issuer’s Plan of Reorganization (the “Plan”). Pursuant to the Plan, effective as of July 1, 2020 (the “Effective Date”), in certain circumstances the Issuer is required to issue additional shares of its common stock, no par value (the “Common Stock”) to the Trust if, after the Effective Date, the Issuer issues additional shares of Common Stock pursuant to the Plan. The number of additional shares to be issued to the Trust is determined such that the Trust would have owned 22.19% of the outstanding Common Stock (as calculated pursuant to the Plan), assuming that any such additional issuances had occurred on the Effective Date.

(2)

Calculated in accordance with Section 13(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) based on 1,995,778,406 shares of Common Stock outstanding on April 26, 2023 (exclusive of 477,743,590 shares of Common Stock held by subsidiaries of the Issuer), as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2023 (the “Quarterly Report”).

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SCHEDULE 13D

CUSIP No. 69331C108

1.	NAMES OF REPORTING PERSONS Cathy Yanni, solely in her capacity as Trustee of the PG&E Fire Victim Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 67,743,590
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 67,743,590

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,743,590
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.39%(1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Calculated in accordance with Section 13(d)(4) of the Exchange Act based on 1,995,778,406 shares of Common Stock outstanding on April 26, 2023 (exclusive of 477,743,590 shares of Common Stock held by subsidiaries of the Issuer), as reported in the Issuer’s Quarterly Report.

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Explanatory Note

PG&E Fire Victim Trust (the “Trust”) and John K. Trotter, acting solely in his capacity as the trustee of the Trust, originally filed on July 10, 2020, and subsequently amended on July 9, 2021 (Amendment No. 1), February 2, 2022 (Amendment No. 2), and April 18, 2022 (Amendment No. 3) a Schedule 13D in respect of the Common Stock, which Schedule 13D was further amended by the Trust and Cathy Yanni, acting solely in her capacity as the trustee of the Trust (in such capacity, the “Trustee”), on October 11, 2022 (Amendment No. 4), October 31, 2022 (Amendment No. 5), December 14, 2022 (Amendment No. 6), January 11, 2023 (Amendment No. 7), and April 11, 2023 (Amendment No. 8) (such Schedule 13D, as so amended, the “Schedule 13D”). This Amendment No. 9 (this “Amendment”) amends and supplements information contained in the Schedule 13D. Except to the extent amended, supplemented or superseded by this Amendment, the information contained in the Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On July 12, 2023, the Trust sold 60,000,000 shares of Common Stock pursuant to a block trade with Morgan Stanley & Co. LLC (“Morgan Stanley”) at a price of $17.562 per share (the “July 2023 Block Trade”).

Item 5.	Interest in Securities of the Issuer.

Each of paragraphs (a), (b), (c), and (e) of Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a)

As of the date hereof, the Trust beneficially owns directly 67,743,590 shares of Common Stock, currently representing 3.39% of the outstanding Common Stock (exclusive of shares of Common Stock reported by the Issuer as held by the Issuer’s subsidiaries), based on the Trust’s ability to direct the voting or disposition of such shares of Common Stock.

The Trustee, in her capacity as such, may be deemed to indirectly beneficially own the Common Stock held by the Trust. The Trustee specifically disclaims beneficial ownership of the securities held by the Trust.

(b)	Items 7 through 10 of each of the cover pages of this Amendment are incorporated herein by reference.

(c)	The information set forth in Item 4 of this Amendment is incorporated by reference herein. Otherwise, the Trust has not effected any transactions in the Common Stock during the past 60 days.

(e)

As a result of the transaction reported in this Amendment, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock and are no longer subject to the reporting requirements of Rule 13d-2(a) of the Exchange Act.

The remainder of Item 5 of the Schedule 13D remains in effect.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

In connection with the July 2023 Block Trade, on July 12, 2023, the Trust entered into a lock-up letter agreement (the “July 2023 Lock-Up Agreement”) and agreed with Morgan Stanley that, subject to certain exceptions, without the prior written consent of Morgan Stanley it will not, and will not publicly disclose an intention to, in each case, during the period commencing on July 12, 2023 and ending 30 days thereafter (the “Restricted Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock it beneficially owns or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. In addition, the Trust agreed with Morgan Stanley that, without the prior written consent of Morgan Stanley, it will not, during the Restricted Period, make any new demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to the extent a public announcement or filing under the Securities Exchange Act of 1934, as amended, if any, is required of or voluntarily made by or on behalf of the Issuer or the Trust regarding the exercise of such demand during the Restricted Period.

Morgan Stanley, in its sole discretion, may release the securities subject to the July 2023 Lock-Up Agreement described above in whole or in part at any time with or without notice. Morgan Stanley may consider various factors in its sole discretion regarding the foregoing.

The foregoing description of the July 2023 Lock-Up Agreement is qualified in its entirety by reference to the full text of the July 2023 Lock-Up Agreement, which is filed as Exhibit 2 to this Amendment and is incorporated by reference herein.

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Description

1	Joint Filing Agreement, dated October 10, 2022, by and among PG&E Fire Victim Trust and Cathy Yanni, trustee thereof (incorporated by reference to Exhibit 1 to Amendment No. 4 to the Schedule 13D, filed with the SEC on October 11, 2022).

2	Lock-Up Letter Agreement dated July 12, 2023.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2023

PG&E FIRE VICTIM TRUST

By:	/s/ Cathy Yanni
Name:	Cathy Yanni
Title:	Trustee

/s/ Cathy Yanni
Cathy Yanni, solely in her capacity as trustee of PG&E Fire Victim Trust